ISSUER FREE WRITING PROSPECTUS NO. 566AB
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated December 3, 2008



Return Optimization Securities with Partial Protection
Linked to the S&P 500® Index

Optimization

Enhanced Return Strategies for Moderate–Return Environments

Deutsche Bank AG

$● Return Optimization Securities with Partial Protection linked to the S&P 500® Index due on or about January 4, 2010

Investment Description

Return Optimization Securities ("**ROS**") are securities issued by Deutsche Bank AG with returns linked to the performance of the S&P 500® Index (the "Index"). ROS are designed to enhance index returns in a moderate-return environment—meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your initial investment plus two (2) times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive principal protection for the first 10% decline in the Index. Investing in ROS is subject to significant risks, including potential loss of up to 90% of your initial investment, limited appreciation at maturity and Deutsche Bank AG's credit risk. **The partial principal protection feature applies only if you hold the ROS to maturity. Any payment on the ROS, including any principal protection, is subject to the creditworthiness of the Issuer.**

Features

- ❑ Potential to enhance returns in a moderate return environment
- ❑ 2x leverage up to the Maximum Gain on the ROS
- ❑ 1 for 1 exposure to any negative performance of the S&P 500® Index below -10%
- ❑ At maturity, investors will receive a cash payment equal to at least 10% of their initial investment. Partial principal protection only applies if the ROS are held to maturity, and is subject to the creditworthiness of the Issuer.

Key Dates[1]

Trade Date	December 23, 2008
Settlement Date	December 31, 2008
Final Valuation Date[2]	December 28, 2009
Maturity Date[3]	January 4, 2010
CUSIP	25154K 53 6
ISIN	US25154K5368

[1] The ROS are expected to price on or about December 23, 2008 and settle on or about December 31, 2008. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the ROS remains the same.
[2] Subject to postponement and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
[3] In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the third business day after the Final Valuation date as postponed.

Security Offerings

We are offering Return Optimization Securities with Partial Protection linked to the performance of the S&P 500® Index (the "Index"). If the Index Return is positive over the term of the ROS, at maturity investors will receive their initial investment plus a return equal to 2x the Index Return, up to the Maximum Gain. If the Index Return is negative over the term of the ROS, at maturity investors will receive protection for the first 10% decline in the Index and lose 1% of the face amount per ROS for each 1% the Index Return is below -10%.

See "Additional Terms Specific to the ROS" in this free writing prospectus. The ROS will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, Underlying Supplement No. 1 dated April 24, 2008, product supplement AB dated July 9, 2008 and this free writing prospectus. See "Key Risks" on page 4 of this free writing prospectus and "Risk Factors" beginning on page 8 in the accompanying product supplement AB for risks related to investing in the ROS.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 and product supplement AB dated July 9, 2008) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the ROS offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of the ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of ROS or passed upon the accuracy or the adequacy of this free writing prospectus, the underlying supplement the accompanying prospectus, the prospectus supplement and product supplement AB. Any representation to the contrary is a criminal offense. The ROS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The ROS are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Offering of Securities	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Return Optimization Securities with Partial Protection linked to the S&P 500® Index			
Per ROS	$10.00	$0.125	$9.875
Total			

(1) For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution" on the last page of this free writing prospectus.

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the ROS

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the ROS are a part, and the more detailed information contained in underlying supplement No. 1 dated April 24, 2008 and product supplement AB dated July 9, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated April 24, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508091316/d424b21.pdf
- Product supplement AB dated July 9, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508148826/d424b21.pdf
- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "ROS" refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.

Investor Suitability

The ROS may be suitable for you if:

- You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed half of the indicative Maximum Gain at maturity.
- You are willing to risk losing up to 90% of your initial investment.
- You are willing to forgo dividends paid on the stocks included in the Index or any distributions paid by the Index.
- You do not seek current income from this investment.
- You are willing and able to hold the ROS to maturity.
- You are willing to invest in securities for which there may be little or no secondary market.
- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the ROS.

The ROS may not be suitable for you if:

- You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than half of the indicative Maximum Gain at maturity.
- You are unwilling to make an investment that is exposed to the downside performance risk of the Index beyond the Protection Percentage of 10% of your initial investment.
- You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.
- You prefer to receive the dividends paid on any stocks included in the Index or any distributions paid by the Index.
- You seek current income from this investment.
- You are unable or unwilling to hold the ROS to maturity.
- You seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the ROS.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per ROS
Term	12 months
Index	The ROS are linked to the S&P 500® Index (the "Index")
Protection Percentage	10% if held to maturity only*
Multiplier	2
Maximum Gain	23.00% to 27.00%. The actual Maximum Gain will be determined on the Trade Date.

Payment at Maturity (per $10.00)	**If the Index Return is positive,** you will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Index Return *multiplied* by 2, subject to the Maximum Gain. Your final payment per $10.00 ROS face amount will be equal to the *lesser* of:
	    $10.00 + ($10.00 x Index Return x Multiplier); and
	    $10.00 + ($10.00 x Maximum Gain)
	If the Index Return is zero or negative and the decline from the Index Starting Level to the Index Ending Level is equal to or less than the Protection Percentage, you will receive a cash payment of $10.00.
	If the Index Return is negative and the decline from the Index Starting Level to Index Ending Level is greater than the Protection Percentage, you will receive:
	    $10.00 + [$10.00 x (Index Return + Protection Percentage)]

Index Return	$$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$
Index Starting Level	The closing level of the Index on the Trade Date.
Index Ending Level	The closing level of the Index on the Final Valuation Date.

The performance of ROS will depend on the performance of the Index.

* Principal protection is provided by Deutsche Bank AG and therefore, is dependent on the ability of Deutsche Bank AG to satisfy obligations when they become due.

Determining Payment at Maturity Per $10.00 ROS

Determine the Index Return	The percentage change from the Index Starting Level to the Index Ending Level
Is the Index Return Positive? — Yes	You will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Index Return *multiplied* by 2, subject to the Maximum Gain. Your final payment per $10.00 ROS face amount will be equal to the *lesser* of: **$10.00 + ($10.00 x Index Return x Multiplier); and $10.00 + ($10.00 x Maximum Gain)**
No ↓ **Is the Index Return zero or negative and the decline from the Index Starting Level to the Index Ending Level equal to or less than the Protection Percentage?** — Yes	You will receive a cash payment of $10.00
No ↓ **Is the Index Return negative and the decline from the Index Starting Level to the Index Ending Level greater than the Protection Percentage?** — Yes	You will receive: **$10.00 + [$10.00 x (Index Return + Protection Percentage)]**

In this scenario, you could lose up to $9.00 per ROS depending on how much the Index declines.

What are the Tax Consequences of the ROS?

You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the ROS are uncertain, we believe it is reasonable to treat the ROS as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your ROS, other than pursuant to a sale or exchange, and your gain or loss on the ROS should be long-term capital gain or loss if you hold the ROS for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the ROS, the timing and/or character of income on the ROS might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the ROS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the ROS (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in this ROS offering involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the "Risk Factors" section of the accompanying product supplement AB. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS offered hereby.

- **You may lose up to 90% of your initial investment** – The ROS do not guarantee any return of your initial investment in excess of $1.00 per $10.00 ROS face amount. If the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage, for every 1% decline in the Index beyond the Protection Percentage, you will lose 1% of your initial investment. The partial protection feature only applies if you hold the ROS to maturity.

- **No assurances of moderate-return environment** – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

- **Maximum return** – Your appreciation potential is limited to the Maximum Gain even if the Index Return is greater than the Maximum Gain.

- **Credit of the Issuer** – The ROS are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any principal protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the ROS and in the event Deutsche Bank AG were to default on its obligations you may not receive the principal protection or any other amount owed to you under the terms of the ROS.

- **No periodic coupon payments, dividend payments or voting rights** – As a holder of ROS, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

- **ROS not the same as the Index** – Owning the ROS is not the same as owning the stocks composing the Index or a security directly linked to the uncapped performance of the Index.

- **Limited liquidity** – The ROS offered hereby will not be listed and there will not be an active secondary trading market. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result you may suffer substantial losses.

- **Price prior to maturity** – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

- **Impact of fees on secondary market prices** – Generally, the price of the ROS in the secondary market is likely to be lower than $10.00 per ROS on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

- **Potential Deutsche Bank AG impact on price** – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the market value of the offering of ROS.

- **Potential conflict of interest** – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG** – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS; and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the ROS.

- **The U.S. Federal Income Tax Consequences of an Investment in a Security Are Unclear** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the ROS are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the ROS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the ROS, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above, on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the ROS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Maximum Gain of 25.00% and a range of performance for the S&P 500® Index from +40% to -40%. The actual Maximum Gain will be set on the Trade Date.



Example 1 – On the Final Valuation Date, the S&P 500® Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and the payment at maturity per $10.00 ROS will be calculated as follows: $10.00 + ($10.00 x (2 x 3%)) = $10.00 + $0.60 = $10.60.

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 20% above the Index Starting Level. Since two times the Index Return of 20% is more than the Maximum Gain of 25.00%, you will receive the Maximum Gain of 25.00%, or $12.50 per $10.00 ROS.

Example 3 – On the Final Valuation Date, the S&P 500® Index closes 3% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is less than the Protection Percentage, you will receive a cash payment of $10.00 per $10.00 ROS.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive a cash payment of $9.00 per $10.00 ROS, calculated as follows: $10.00 + [$10.00 x (-20% + 10%)].

The S&P 500® Index

The S&P 500® Index is published by Standard & Poor's ("S&P"), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement No. 1 under the heading "The S&P 500® Index," the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of December 2, 2008 indicated below: Consumer Discretionary (80); Consumer Staples (41); Energy (40); Financials (84); Health Care (55); Industrials (58); Information Technology (73); Materials (28); Telecommunications Services (9); and Utilities (32).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page "SPX <Index> <GO>" or from the S&P website at www.standardandpoors.com.

The graph below illustrates the performance of the S&P 500® Index from December 2, 1998 to December 2, 2008. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.



Source: Bloomberg L.P.

The S&P 500® Index closing level on December 2, 2008 was 848.81.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading "The S&P 500® Index" in the underlying supplement No. 1. Information contained in the S&P website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Plan of Distribution

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.125 per $10.00 ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price to the public indicated on the cover of this free writing prospectus minus a concession not to exceed the discounts and commissions indicated on the cover. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the ROS against payment for the ROS on the Settlement Date indicated above, which is five business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in ROS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.